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United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Lynwood Shenk	Confidential Treatment Requested Under 17 C.F.R. §§ 200.80(b)(4), 200.83 and 230.406

Re: Spirit Airlines, Inc. Amendment No. 2 to Registration Statement on Form S-1 File No. 333-169474

Ladies and Gentlemen:

On behalf of Spirit Airlines, Inc. (the “Company”), in connection with the submission of a letter dated November 17, 2010 (the “Letter”) to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in response to the Commission’s comments sent by facsimile on November 9, 2010 regarding the Company’s above-referenced Registration Statement on Form S-1, which was initially filed with the Commission on September 17, 2010 and amended by Amendment No. 1 filed on October 28, 2010 and Amendment No. 2 filed on November 18, 2010 (as amended, the “Registration Statement”), the undersigned respectfully submits this supplemental response. Pursuant to our discussion with the Staff on November 12, 2010 and as referenced in the Letter, we are hereby providing, subject to a request for confidential treatment, the underlying analysis relating to the Company’s accounting treatment for maintenance reserve payments, which is attached hereto as Exhibit A.

Please do not hesitate to contact me by telephone at (650) 463-2643 or by fax to my attention at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Anthony J. Richmond

Anthony J. Richmond

of LATHAM & WATKINS LLP

cc:	B. Ben Baldanza, Spirit Airlines, Inc. Thomas C. Canfield, Spirit Airlines, Inc. Leslie N. Silverman, Cleary Gottlieb Steen & Hamilton LLP

Exhibit A

*****

***** Confidential portions of the material have been omitted and filed separately with the Securities and Exchange Commission.